EXHIBIT 99.1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416.640.0400 Fax: 416-640-0412 www.adbsys.com

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of ADB SYSTEMS INTERNATIONAL LTD. (the "Company") will be held in Regency Ballroom D, at the Holiday Inn, 370 King Street West, Toronto, Ontario, on Wednesday, June 21, 2006, at the hour of 4:00 o'clock in the afternoon for the following purposes:

1.	to receive and consider the Company's financial statements for the financial year ended December 31, 2005, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

4.
to consider and, if deemed advisable, pass a special resolution (the full text of which is attached as Appendix I to the attached circular), authorizing the sale of the Company’s shares of ADB Systemer AS of Sola, Norway (“Share Sale Transaction”) upon the terms set out in the accompanying Management Information Circular and Proxy Statement (the “Circular”) (the “Share Sale Resolution”);

5.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix II to the attached circular), authorizing changing the name of the Company to a name to be determined, as may be approved by the Board of Directors of the Company, effective upon the closing of the share sale transaction contemplated above (the “Name Change Resolution”); and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

TAKE NOTICE that pursuant to section 185 of the Business Corporations Act (Ontario) (the “OBCA”) a registered holder of common shares may dissent in respect of the Share Sale Resolution. If the Share Sale Resolution is adopted, dissenting shareholders who comply with the procedures set forth in the OBCA may be entitled to be paid the fair value of their common shares. The full text of s. 185 of the OBCA is set forth in Schedule C of the Management Information Circular. Failure to comply strictly with the requirements set forth in s. 185 of the OBCA may result in the loss of any right to dissent.

The specific details of the matters proposed to be put before the Meeting including a summary of the agreement of sale in connection with the above mentioned Share Sale Transaction, are set forth in the Circular under the heading “Summary of Share Sale Transaction”, accompanying this notice. In addition to the Circular, a form of proxy, a supplemental mailing request form and electronic materials form also accompany this notice.

The board of directors of the Company has determined that shareholders registered on the books of the Company at the close of business on May 12, 2006 are entitled to notice of the Meeting and to vote at the Meeting. Shareholders of the Company who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. To be valid and acted upon at the Meeting, forms of proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Transfer Services Inc., Attn: Lisa Clarkin, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Fax: (416) 361-0470 at any time up to and including 5:00 p.m. on June 19, 2006 (or 5:00 pm. on the last business day prior to any reconvened Meeting in the event of an adjournment of the Meeting); or (ii) presented to, and verified by, the Company’s registrar and transfer agent Equity Transfer Services Inc., or with the Chairman of the Meeting, at the Meeting prior to the commencement of the Meeting (or an adjournment of the Meeting).

DATED at Toronto, Ontario this 18th day of May, 2006.

By order of the Board of Directors
T. Christopher Bulger
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying proxy form are furnished in connection with the solicitation of proxies by and on behalf of the management of ADB SYSTEMS INTERNATIONAL LTD. (“ADB” or the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held on Wednesday, June 21, 2006 for the purposes set out in the accompanying notice of meeting. In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone. The cost of such solicitation will be borne by the Company.

The persons appointed pursuant to the enclosed form of proxy, who are directors or officers of the Company, will vote the shares or withhold the shares from voting, as applicable, in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares shall be voted for the election of directors and the appointment of auditors, as stated under those headings in this Management Information Circular. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Company or its transfer agent, Equity Transfer Services Inc., Attn: Lisa Clarkin, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Fax: (416) 361-0470, in the return envelope provided. Instruments appointing proxies to be used at the Meeting must be deposited with the Company or its transfer agent prior to the close of business on June 19, 2006, being the second business day preceding the Meeting, or delivered to the Company, or its transfer agent or to the Chairman of the Meeting prior to the commencement of the Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Company should review the information set forth in this section carefully. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the

Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADPIC”) in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADPIC voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of shares must otherwise be communicated to ADPIC) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker’s agent) and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or the broker’s agent).

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Company or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company since the beginning of the last financial year and no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 76,764,300 common shares of the Company are issued and outstanding as of April 30, 2006. Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as May 12, 2006. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than 20% of the outstanding shares of the Company entitled to vote at the Meeting. Under the Articles of Incorporation of the Company and applicable laws, abstentions and broker non-votes will be treated as non-votes.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than ten days before the Meeting, that the Company recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Company, as of the date hereof no person, other than Pinetree Capital Ltd. holds an aggregate of securities convertible into an amount over five percent (5%) of the voting shares of the Applicant. On February 9, 2006 Pinetree acquired ownership of a $300,000 convertible debenture (the “ADB Debenture”), which debenture is convertible into 2,000,000 common shares of ADB and 2,000,000 ADB warrants (the “ADB Warrants”). Each ADB Warrant is convertible into one common share of ADB. Collectively, the 2,000,000 common shares issuable upon conversion of the ADB Debenture and the 2,000,000 common shares issued pursuant to the exercise of the ADB Warrants represent approximately 5.4% of the issued and outstanding common shares of ADB, calculated on a partially diluted basis assuming the exercise of the ADB Debenture and the ADB Warrants only. Pinetree and its joint actors own an aggregate of securities convertible into 11,493,332 common shares of ADB. If all of the convertible securities of ADB which Pinetree and its joint actors owned as of February 9, 2006 were exercised, Pinetree, together with its joint actors, would own an aggregate of 11,493,332 common shares of ADB, representing approximately 14.2% of the issued and outstanding common shares of ADB, calculated on a partially diluted basis assuming the exercise of securities convertible into 11,493,332 common shares only.

ELECTION OF DIRECTORS

The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of its shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. The Board of Directors of the Company has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is six (6) directors.

The following information relates to the election of directors of the Company and to the persons proposed to be nominated for election as directors. The Board of Directors presently consists of six (6) directors whose term of office expires at the next annual meeting of shareholders or until successors are elected or appointed. Management proposes that the persons named below be nominated at the Meeting for re-election as directors of the Company to serve until the next annual meeting of shareholders or until successors are elected or appointed. In the event that any of the nominees are unwilling or unable to seek re-election, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.

Unless directed to the contrary, the enclosed proxy will be voted FOR the nominees listed below (or for substitute nominees in the event of contingencies not known at present) who will serve until the next annual meeting of shareholders or until their successors are elected or appointed.

The following table sets out the names of the persons nominated by management for election of directors. The table includes information furnished by the nominees individually concerning their principal occupations, employment, common shares beneficially owned by them or over which they exercise control or direction and certain other information:

Name and Municipality of Residence	Director Since	Position with the Company	Approximate number of shares of the Company beneficially owned directly or indirectly
Jeffrey Lymburner, 49, Oldsmar, FL, USA	May 28, 1996	Chief Executive Officer and Director	4,211,975
T. Christopher Bulger, 49, Toronto, Ontario, Canada	May 28, 1996	Chair of the Board and Director	265,000
Jim Moskos, 43, Toronto, Ontario, Canada	June 7, 1999	President, ADB Technology Group & Director	21,375
Darroch Robertson, 54, London, Ontario, Canada	June 25, 2003	Director	5,000
Duncan Copeland, 49 North Potomac, MD, USA	June 23, 2004	Director	87,050
David Gelineau, 47, Ottawa, Ontario	September 23, 2005	Director	1,400

The number of common shares beneficially owned by directors and officers as a group is 4,591,800 representing approximately 5.9% of the issued shares of the Company.

Set forth below are particulars of the principal occupations for at least the preceding five years of the above named nominees:

Jeffrey Lymburner
Chief Executive Officer

Chief Executive Officer since August 1, 1999 and a founding shareholder of the Company. President of the Company from its founding in 1995 to October 11, 2001. Prior to the founding of the Company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data business, from 1990 to 1995.

T. Christopher Bulger
Chair of the Board, Member of the Management Resources and Compensation, Corporate Governance and Audit Committees

Chairman of the Board since October 14, 2005 and a director of the Company. Mr. Bulger is Chairman and Chief Executive Officer of Megawheels Inc., a software and solutions provider to the online classified advertising industry, listed on the Canadian Venture Exchange. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of the Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA and holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Jim Moskos

President of the ADB Technology Group since October 19, 1999. Vice President - Technology of the Company from September 1997 to October 19, 1999. Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development from September 1994 to August 1997.

Darroch (Rick) Robertson
Member of the Audit Committee

Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. Mr. Robertson is currently the Director of the MBA program and was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

Duncan Copeland
Member of the Audit, Corporate Governance, and Management Resources and Compensation Committees

Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

Dave Gelineau
Member of the Management Resources and Compensation and Corporate Governance Committees

Mr. Gelineau has more than 25 years of sales and marketing experience in the information technology sector working closely with public sector organizations. Mr. Gelineau currently works as a senior sales executive with Donna Cona, Canada's leading aboriginal information technology services and consulting organization. Previously, Mr. Gelineau worked with Accenture, IBM and Xwave, and was responsible for identifying, constructing and implementing partnership strategies with Oracle, Sybase, Cognos, Hewlett-Packard as well as several dominant telecommunications companies.

Attendance at Board Meetings

The following table sets for the attendance of the directors at meeting of the Board since the beginning of the Company’s most recently completed financial year (note “P” means present at the meeting, a “A” means absent from the meeting, “N/A” means not a director at time of meeting):

Director	2005	2005	2005	2005	2005	2005	2005	2005	2005	2006
	Mar 22	Mar 30	May 10	May 18	Aug 9	Sept 23	Oct 7	Nov 8	Dec 22	Mar 27
Jeffrey Lymburner	P	P	P	P	P	P	P	P	P	P
Christopher Bulger	P	P	P	P	P	P	P	P	P	P
Jim Moskos	P	P	P	P	P	P	P	P	P	P
Darroch Robertson	P	P	P	P	P	A	P	A	P	P
Duncan Copeland	P	P	P	P	P	P	P	P	P	P
David Gelineau	N/A	N/A	N/A	N/A	N/A	N/A	P	P	P	P
Paul Godin	P	P	P	P	P	N/A	N/A	N/A	N/A	N/A
Jan Pedersen	P	P	P	P	P	A	N/A	N/A	N/A	N/A

APPOINTMENT OF AUDITORS

The Audit Committee has recommended the reappointment of KPMG LLP, Chartered Accountants to audit the Company’s financial statements for 2006. The persons specified in the enclosed proxy intend to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, IN FAVOUR OF the reappointment of the firm of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200 Toronto, ON M2P 2H3, as the auditors of the Company to hold office until the next annual general meeting of the shareholders and authorizing the Audit Committee to fix the remuneration of the auditors. KPMG LLP was first appointed as the Company's auditors on August 12, 2005.

    A representative of KPMG LLP may attend the Meeting and, if in attendance, will have an opportunity to make a statement if he or she so desires and to respond to appropriate questions.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLES

The following table provides a summary of compensation earned during the most recently completed fiscal year by our Chief Executive Officer and our four highest paid executives, other than the Chief Executive Officer, who earned in excess of $100,000.

	Annual Compensation				Awards		Payouts
						Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#) (2)	($)	($)	($)
Jeffrey Lymburner	2005	116,300	Nil	13,950	155,300	Nil	Nil	Nil
CEO (3)	2004	130,130	Nil	15,616	Nil	Nil	Nil	Nil
	2003	140,150	$3,503	16,818	Nil	Nil	Nil	Nil

Mike Robb	2005	180,000	Nil	12,000	100,000	Nil	Nil	Nil
CFO (4)	2004	144,583	Nil	6,600	Nil	Nil	Nil	Nil
	2003	76,250	Nil	5,362	Nil	Nil	Nil	Nil

James Moskos	2005	200,000	Nil	12,000	650,000	Nil	Nil	Nil
President, Technology Group	2004	190,000	Nil	12,000	Nil	Nil	Nil	Nil
	2003	193,333	15,000	12,000	220,202	Nil	Nil	Nil

Jan Pedersen	2005	172,800	Nil	Nil	150,000	Nil	Nil	Nil
President, Norwegian Operations	2004	201,657	Nil	Nil	Nil	Nil	Nil	Nil
	2003	181,843	40,358	Nil	22,378	Nil	Nil	Nil

Aidan Rowsome	2005	185,167	Nil	16,517	Nil	Nil	Nil	Nil
Vice-President, Global Sales(5)	2004	205,166	1,020	16,955	Nil	Nil	Nil	Nil
	2003	173,430	10,033	17,747	122,580	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses and options.
(2)	All numbers have been adjusted to reflect the two for one consolidation of our shares in October, 2001.
(3)	Mr. Lymburner’s salary is U.S. $100,000.
(4)	Joined the Company on Feb 26, 2003 as Director of Finance. He was appointed as CFO and Corporate Secretary on August 12, 2003 and resigned from the Company effective October 14, 2005.
(5)	Aidan Rowsome resigned from the Company effective March 1, 2005.

  Messrs. Lymburner, Moskos, Pedersen and Rowsome volunteered salary reductions in the 2002 and 2003 calendar years, ranging from fifteen percent to fifty percent. In exchange for the foregone salary, the executives were granted stock options, vesting quarterly in arrears, in an amount equal to the amount of foregone salary divided by the exercise price of the options (being the market price of the Company’s shares on the day prior to the date of the grant). These salary reductions took effect January 1, 2002. The salary reductions will not affect any severance entitlement for the individuals concerned.

The following table sets forth information concerning share and option ownership of each of our current directors and officers as of April 30, 2006:

Name	Number of Common Shares Owned (1)(2)	Number of Common Underlying Options (3)	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (4)

Jeffrey Lymburner	4,211,975	155,300	$0.22	1/25/10	5%

T. Christopher Bulger	265,000	475,000	$0.16-$0.37	07/03/06 - 12/22/10	*

Jim Moskos	21,375	870,202	$0.16-$0.35	07/03/06 - 12/22/10	*

Darroch Robertson	5,000	110,000	$0.22-$0.37	07/03/06 - 1/25/10	*

Duncan Copeland	87,050	110,000	$0.17-$0.22	11/15/08 - 1/25/10	*

David Gelineau	1,400	35,000	$0.17	11/15/08	*

        * Represents less than 1%.

(1)	All numbers adjusted to reflect the two for one consolidation of our shares in October 2001.
(2)
Represents shares owned beneficially by the named individual other than those shares which may be acquired under our Company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(3)	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.
(4)
This information is based on 76,764,300 common shares outstanding as of April 30, 2006. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities, Under Options/SARs Granted (#) (b)	Per cent of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security) (e)	Expiration Date (f)
Jeffrey Lymburner, CEO	155,300	6%	$0.22	$0.22	1/25/10
Mike Robb, CFO (1)	100,000	4%	$0.22	$0.22	1/25/10
James Moskos, President	650,000	25%	$0.22	$0.22	1/25/10 - 12/22/10
(1) Mike Robb resigned as CFO and Corporate Secretary effective October 14, 2005.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jeffrey Lymburner	Nil	Nil	155,300/0	Nil
Mike Robb(2)	Nil	Nil	0	Nil
James Moskos	Nil	Nil	870,202/0	Nil
Jan Pedersen	Nil	Nil	172,378	Nil
Aidan Rowsome(3)	Nil	Nil	0	Nil

(1)	Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.
(2)	Mike Robb resigned as CFO and Corporate Secretary effective October 14, 2005.
(3)	Aidan Rowsome resigned from the Company effective March 1, 2005.

Compensation of Directors

For the 2005 financial year, the directors received no fees for meetings of the Board or committees of the Board which they attend, and no fee for the signing of any resolution of directors or documents on behalf of the Company.

All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

Directors and Officers Liability Insurance

The Company currently maintains Directors and Officers liability insurance in the amount of $5,000,000 in the aggregate for the term May 1, 2006 to May 1, 2007. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $100,000 ($250,000 for a Securities Claim) for each claim against the Company out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is $168,000.00. No director or officer will pay any portion of this premium.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the "Committee") of the Company consists of Christopher Bulger (Chair), Duncan Copeland, and David Gelineau all of whom are directors of the Company. The composition of the Committee changed during fiscal 2005 due to the resignation of Paul Godin from the board of directors effective September 23, 2005. Mr. Gelineau was appointed in Mr. Godin’s place.

Report on Executive Compensation

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Company and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Company from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is committed to implementing a compensation program that furthers the Company's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Company's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees, who may be entitled to a bonus based on the achievement of revenue targets, stock options are the only incentive compensation for executives and employees of the Company (see "Long-Term Incentives" below).

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Company's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Company's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Company by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

2006 Outlook

It is the expectation of the Committee that executive and employee retention will continue to be an issue in 2006. The Committee believes that human resources are one of the most valuable assets of the Company, and will continue to closely monitor compensation in that regard.

Submitted on behalf of the Committee.

T. Christopher Bulger (Chairman)
Duncan Copeland
David Gelineau

PERFORMANCE GRAPH

The following performance graph shows the cumulative return over the five year period ending December 31, 2005 for ADB Common Shares compared to the S&P/TSX Composite Index. The table shows what a $100 investment in ADB’s Common Shares and in the index, made at the end of the fiscal year ended December 31, 2001 would be worth in each of the past five years. The stock price performance on the graph below is not necessarily indicative of future price performance.

December 31	2001	2002	2003	2004	2005
S&P/TSX Composite Index[1]	$100	$85.99	$106.87	$120.21	$146.54
ADB Common Shares[2]	$100	$182.04	$88.80	$46.62	$37.74

REPORT OF THE AUDIT COMMITTEE

     The present members of the Company’s Audit Committee are Darroch Robertson, Christopher Bulger and Duncan Copeland. Further information regarding the Company’s Audit Committee and the Audit Committee Charter is may be found in the section entitled “Audit Committee Information” in the Corporations Annual Information Form for the year ended December 31, 2005. A copy of the Annual Information Form is available on SEDAR at www.sedar.com and can be obtained from the Company by contacting us at 302 The East Mall, Suite 200 Toronto, Ontario M9B 6C7

The Audit Committee has reviewed and discussed the audited financial statements of the Company with management and its independent auditors. Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Company’s Annual Report for the fiscal year ended December 31, 2005 which has been filed with regulators on SEDAR and under Form 6-K with the Securities and Exchange Commission on EDGAR.

Submitted on behalf of the Audit Committee.

Darroch Robinson (Chairman)
T. Christopher Bulger
Duncan Copeland

1 The Toronto Stock Exchange Total Return index assumes dividend reinvestment.
2 Assumes $100 invested in Common Shares of ADB on December 31, 2000. Values are as at December 31, 2001, 2002, 2003, 2004 and 2005.

AUDIT COMMITTEE FINANCIAL EXPERT

    The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on the Audit Committee.
The Board of Directors has determined that Darroch Robertson is a financial expert.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Company or any proposed management nominee for election as a director of the Company, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Company at any time during the last completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information on the Company’s equity compensation plan as of December 31, 2004.
Equity Compensation Plan Approved By Shareholders	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares reflected in column (a)) (c)
Total as at December 31, 2005	2,997,025	$0.23	899,230

Stock Option Plan

The Stock Option Plan (“the Plan”) which was approved by shareholders on May 15, 1996, as amended (see below for details of amendments), currently provides that options may not be granted to purchase more than 5,350,000 common shares (post-consolidation). The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and its subsidiaries or any other person engaged to provide ongoing services to the Company which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. As of December 31, 2004, 1,305,275 common shares of the Company had been issued pursuant to options granted under the Plan, representing 1.9% of the Company’s outstanding capital as of that date. As of December 31, 2004 there were options outstanding to purchase an aggregate of 853,369 common shares under the Plan, representing 1.2% of the Company’s outstanding capital as of that date. Therefore, the total number of common shares of the Company issued pursuant to exercised grants of options and issuable pursuant to unexercised outstanding options, under the Plan as of December 31, 2004 totaled 2,158,644 representing 3% of the Company’s then outstanding capital. As of December 31, 2004, 3,191,356 stock options, representing 4.6% of the Company’s then outstanding capital, remained available for grant under the Plan.

The granting of options is subject to the following conditions, that: (i) not more than 10% of the number of shares issued and outstanding from time to time (the “Outstanding Issue”) may be reserved for the granting of options to insiders; (ii) not more than 10% of the Outstanding Issue may be reserved for the granting of options to insiders within a one year period or issued to insiders or issued to insiders within a one year period; and (iii) not more than 5% of the Outstanding Issue may be issued to any one insider in a one year period. The maximum number of securities any one person is entitled to receive under the Plan together with any shares reserved for issuance under options or warrants for services and employee stock option plans is 5% of the issued and outstanding shares as at the date of the grant of the Options.

The Plan is administered by a Committee of three members of the Board of Directors who are charged with determining: the times when options will be granted and exercisable; the option price; and the term of options up to a maximum of ten years. Entitlements under the Plan expire upon termination of employment and in the case of death, grants of options are exercisable by the legal personal representative of a deceased option holder within three months of death. Grants of options under the Plan are not assignable. The Board of Directors may amend or discontinue the Plan, subject to required regulatory or shareholder approval, provided that no amendment may increase the number of shares that may be optioned under the Plan, change the manner of determining the minimum option price or, without the consent of an option holder, alter or impair any option previously granted under the Plan.

Summary of Stock Option Plan Amendments:

On May 15, 1996, the shareholders approved the stock option plan that allowed the Company to grant options to purchase no more than 1,500,000 common shares.

On June 2, 1998, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 600,000 to 2,100,000.

On May 3, 1999, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 2,861,168 to 4,961,168.

On May 16, 2000, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 16.4% of the issued capital of the Company or 8,700,000 common shares of the Company.

On September 12, 2001, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 10,700,000 being 14% of the issued capital of the Company following the acquisition of ADB Systemer ASA in Norway. Also, on this date, the shareholders approved a consolidation of the issued shares of the Company on a one-for-two basis. As a result, the maximum number of common shares to be granted under the Plan was amended to be 5,350,000 from 10,700,000.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than the transactions referred to herein, there have been no transactions since the beginning of the Company's last completed financial year or any proposed transaction, which have materially affected or would materially affect the Company in which any director or senior officer of the Company, any proposed management nominee for election as a director of the Company, any person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

On September 12, 2005 the Company issued to Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company, purchased $36,250 principal amount of Series J notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $12,500 principal amount of Series J notes that have not yet been converted; and Chris Bulger, Chairman of the Board, purchased $56,250 principal amount of Series J notes that have not yet been converted.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance practices are important to the performance of the Company. Schedule “A” attached hereto sets out the corporate governance practices and polices of the Company pursuant to National Instrument 58-101 of the Canadian Securities Administrators. Schedule “B” to this Circular sets out the Terms of Reference of the Company’s Board of Directors.

The Corporate Governance Committee of the Company consists of Duncan Copeland (Chair), Christopher Bulger, and David Gelineau all of whom are directors of the Company. The composition of the Committee changed during fiscal 2005 due to the resignation of Paul Godin from the board of directors effective September 23, 2005. Mr. Gelineau was appointed in Mr. Godin’s place. The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

SHAREHOLDER PROPOSALS

The final due date by which the Company must receive shareholder proposals for inclusion in management information circular and proxy for the annual meeting of Shareholders of the Company to be held in 2006 is December 31, 2005.

SPECIAL BUSINESS

SALE OF SHARES OF ADB SYSTEMER AS
Shareholders are being asked to consider and, if deemed advisable, to pass a special resolution in the form set out below in Appendix I to this Circular, authorizing the sale of the Company’s shares of ADB Systemer AS (“ADB Systemer”) as described in this Circular (the “Share Sale Transaction”). Management is recommending this Share Sale Transaction, as detailed below, be approved by the shareholders.

SUMMARY OF SHARE SALE TRANSACTION

Parties and Purchase Price
Pursuant to an agreement entered into by the Company and ADB Holding as, (the “Buyer”) dated May 16, 2006 (the “Share Purchase Agreement”) the Buyer has agreed to tender an offer (the “Offer”) for all of the outstanding shares of ADB Systemer held by the Company for a price of 1.19 Norwegian kroner (“NOK”) per share (approximately CDN $0.22 per share), totaling 15,000,000 NOK or approximately CDN $2.8 million. The purchase price will be satisfied by the payment of 15,000,000 NOK .

Shareholder approval is being sought pursuant to the Business Corporations Act (Ontario) and in compliance with securities laws and stock exchange requirements, which require shareholder approval of transactions involving a major disposition of the assets of the Company other than in the ordinary course of business.

Conditions Precedent
The Buyer’s obligations to take up and pay for shares of ADB Systemer is conditional upon a number of conditions precedent (which the buyer may waive in its sole discretion, as applicable) including the following:

1.	compliance with all applicable corporate, legal and regulatory approvals, including the shareholder approval contemplated hereby;
2.	the approval of the Toronto Stock Exchange and all other regulatory authorities having jurisdiction; and
3.
the parties have agreed to the settlement of outstanding accounts set out in Schedule 1 to the Share Purchase Agreement and to various forms of revenue sharing set out in Schedule 2 to the Share Purchase Agreement.

Closing
The closing shall take place ten (10) business days after the completion (or waiver) of all the conditions precedent set forth in the Share Purchase Agreement, or at such other date as the parties agree in writing.

BACKGROUND TO THE OFFER

Shareholders are being asked to consider and, if deemed advisable, to approve by special resolution passed by two thirds of the votes cast at the Meeting , the sale of 100 percent of the issued shares the Company owns of ADB Systemer. Management of the Company recommends that the sale be approved by the shareholders as detailed below.

REASONS FOR RECOMMENDING THE SALE

Over the past two years it had been expected that North American lifecycle asset management software licensing and the joint venture with GE would begin to grow, both strategically and financially. Although financial results were slower than anticipated, on the strategic front, there is little doubt that GE based relationships forged in 2004 and 2005 were essential foundations for increased levels of deal flow and strategic activity early in 2006.

Management is now confident that this heightened level activity through our GE joint venture and emerging opportunities in the North American government and oil and gas sectors will continue through 2006 and beyond. By increasing our focus on these areas, and selling our stake in Norway, we believe that we will be able to maximize growth potential and fund our operations through to profitability.

Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. The company also remains committed to the continued evolution of its core suite of technologies that enable customers to optimize the lifecycle of their capital assets.

Since 2001 when ADB Systemer was acquired, it was expected that ADB Systemer would complement our technology portfolio enabling us to offer customers full lifecycle asset optimization capability. Additionally, we expected ADB Systemer to be a steady performer, generating moderate profits and growth while other areas of ADB business, with larger growth and profit potential, were being developed.

From 2001 through 2003 ADB Systemer has accounted for about 70% of the Company’s revenue, while generating losses of $347,219. During this period significant client relationships were established in other regions, most notably with GE Capital Solutions in North America and with the National Health Service in the UK.

In 2004 and 2005, ADB Systemer generated profits of $278,209 and $711,737 respectively, so the $2.3 million of cash plus $700,000 of inter-company debt settlement generated through the sale of this business unit, representing a sale price of approximately $3 million. This is roughly equal to five times the average annual profits and positive cash flow. Given Norwegian governmental restrictions that limit the upstream cashflow to a parent company, the cash generated from sale is also equal to over 15 times the projected annual payments to Canada from Norway currently permitted under Norwegian regulations.

THE POST-SALE STRUCTURE

Following the sale of ADB Systemer, the Company would continue to develop its activities in the oil and gas industry in Western Canada, building on successful relationships with Paramount and Trilogy within the broader context of this sector’s strong economic growth. Recent Calgary-based seminars and meetings have yielded new opportunities among potential clients who are interested in our materials transfer technology. New opportunities have also emerged for the company in the North American government sectors. Other organizations around the world remain customers using our maintenance software and have been targeted for possible technology upgrades. We continue to have access to all ADB software through long-term agreements.

In the UK, existing purchase orders worth several hundred thousand dollars remain in the Company, and when new business is generated by ADB Systemer we will receive a 10 percent revenue share for four years. We believe this to be an appropriate way to ensure the equivalent of a “bottom line” from clients such as the NHS and Star Energy without overhead or risk.

Most notably, we expect to benefit from an increased focus on GE’s Asset Manager, the joint venture we established with GE in 2004. Many client relationships and strategic developments related to the joint venture have now progressed to the stage where we feel that by devoting further management attention to these opportunities we will see greater growth and profit potential than would be the case if we retained ownership of the Norway business. By receiving significant cash compensation for the sale we expect the company to be well funded operationally without further dilution to our shareholders.

Sale of the shares of ADB Systemer includes sale of the ADB Systems name, since this brand is Norwegian in origin. The company will initiate a name change to establish an independent brand within our areas of focus.

Based upon the foregoing, Management and the Board of Directors of the Company recommend that shareholders vote in favor of approving the Share Sale Transaction and pass a resolution in the form set out below at Appendix “I”. It is intended that the persons named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appointed in favour of pasing a special resolution authorizing the Share Sale in the absence of contrary instructions.

Amendment of Articles Change of Name
Shareholders are being asked to consider and, if deemed advisable, pass a special resolution in the form set out below at Appendix “II” authorizing a change of name of the Company from ADB Systems International Ltd. upon the sale of shares of ADB Systemer, to a name to be determined by the Board of Directors to appropriately reflect the post-sale structure and business environment of the Company. A special resolution is a resolution passed by a majority of two-thirds of the votes cast on such resolution and at a duly-constituted meeting of the shareholders of the Corporation. Accordingly, Management of the Corporation and the Board of Directors recommend that shareholders vote in favour of passing a special resolution implementing such a change of name. It is intended that the person named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appoint in favour of passing a special resolution authorizing the change of name in the absence of contrary instructions.

Related Party Disclosure
Six of the shareholders of the Buyer are current employees or executive officers of ADB Systemer and the Sale of Shares to the Buyer may constitute a related party transaction within the meaning of Ontario Securities Commission (“OSC”) Rule 61-501 (the “OSC Rule”). The OSC Rule requires certain disclosure to be included in the information circular where a formal valuation and or minority approval are required. The Company has determined that it qualifies for the exemptions from the formal valuation and minority approval requirements set out in section 5.5 (2.) and 5.7 (2) of the OSC Rule, on the basis that at the time the transaction was agreed to neither the fair market value of ADB Systemer, nor the fair market value of the consideration exceeds 25 per cent of the Company’s market capitalization.

Interest of Informed Persons - Votes to be excluded
Two of the non-arm’s length shareholders of ADB holding as (the Buyer), also hold shares in the Company and will not be eligible to vote for the approval of the Share Sale Transaction. It is expected that approximately 703,144 Common Shares of the Company will be excluded from voting as not being eligible to vote.

Valuation, Board Review and Approvals
The Share Sale Transaction has been reviewed and approved by the Board of Directors of the Company. Management has commissioned an independent valuation of ADB Systemer to assist in the determination of the fair market value of the company. The sale price of 15,000,000 NOK was determined by the Board of Directors to be close to the valuation amount determined by a third party valuator and was thus established as a reasonable valuation in light of various alternatives available to the Company. The Share Sale Transaction is also subject to TSX acceptance and other regulatory approvals.

It is intended that the persons named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appointed in favor of passing a special resolution authorizing the Sale of Shares Resolution.

The Board of Directors recommends that shareholders vote in favor of the Share Sale Resolution. In order to approve the Share Sale Resolution, two-thirds off the votes cast at the Meeting must be voted in favour thereof. Registered holders of ADB common shares (“Common Shareholders”) who vote against the Share Sale Resolution will be entitled to dissent and require that ADB acquire their ADB common shares (“Common Shares”) for fair value if ADB proceeds with the Share Sale. The rights of dissent are described in greater detail below.

Dissent Rights

A registered Common Shareholder is entitled to dissent under section 185 of the OBCA and to be paid the fair value of such Common Shareholder’s ADB Common Shares if such Common Shareholder properly dissents in respect of the Share Sale Resolution and the Share Sale becomes effective.

A registered Common Shareholder who objects to the Share Sale Resolution and who wishes to exercise his or her right of dissent (a “Dissenting Shareholder”) must send to the Company’s Legal Counsel, Oliver Jaakkola, at 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7, a written notice of such holder’s objection to the resolution (a “Notice of Objection”) prior to the Meeting or deliver a Notice of Objection to the Chairman or Corporate Secretary of ADB at the Meeting. In the Notice of Objection, you must indicate whether you are dissenting under the OBCA.

Set out below is a summary of the provisions of the OBCA relating to dissent rights. It is a summary only and is qualified in its entirety by the provisions of section 185 of the OBCA The provisions of the OBCA relating to dissent rights are technical and complex. Common Shareholder wishing to avail themselves of their rights under those provisions should seek their own legal advice, as failure to comply strictly with the provisions of the OBCA may prejudice their right of dissent. The text of section 185 of the OBCA is attached as Appendix “C” to this Circular. In addition, the exercise of dissent rights may have tax consequences. You should consult your tax advisor for information about these consequences.

Section 185 of the OBCA provides that a Common Shareholder may only make a claim under such section with respect to all the shares of a class held by the Common Shareholder on behalf of any one beneficial owner and registered in the Common Shareholder’s name. One consequence of these provisions is that a Common Shareholder may only exercise the right to dissent in respect of ADB Common Shares that are registered in that Common Shareholder’s name. In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency. Accordingly, a non-registered Common Shareholder will not be entitled to exercise his or her right to dissent directly (unless the ADB Common Shares are re-registered in the non registered Common Shareholder’s name). A non-registered Common Shareholder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered Common Shareholder deals with in respect of his or her ADB Common Shares and either (i) instruct the intermediary to exercise the right to dissent on the non-registered Common Shareholder’s behalf (which, if the ADB Common shares are registered in the name of a clearing agency, would require that the ADB Common Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register the ADB Common Shares in the name of the non-registered Common Shareholder, in which case the non-registered Common Shareholder would be required to exercise the right to dissent directly.

The filing of a Notice of Objection does not deprive a Common Shareholder of the right to vote at the Meeting; however the OBCA provides, in effect, that a Common Shareholder who has submitted a Notice of Objection and who votes in favour of the ADB Resolution will be deprived of further rights under section 185 of the OBCA. A Common Shareholder, however, may vote as a proxyholder for another Common Shareholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise the dissent right in respect of his or her own ADB Common Shares. The OBCA neither provides, and ADB will not assume, that a vote against the Share Sale Resolution or an abstention constitutes a Notice of Objection, but a Common Shareholder need not vote his or her ADB Common Shares against the Share Sale Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Share Sale Resolution does not constitute a Notice of Objection. However, any proxy granted by a Common Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Share Sale Resolution, should be validly revoked in order to prevent the proxyholder from voting such ADB Common Shares in favour of the Share Sale Resolution and thereby causing the Common Shareholder to forfeit his or her right to dissent.

OBCA
Under section 185 of the OBCA, within 10 days of the shareholder adopting the Share Sale Resolution, ADB is required to notify each Dissenting Shareholder in writing that the Share Sale Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Share Sale Resolution or has withdrawn such Dissenting Shareholder’s Notice of Objection. The notice of adoption must set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights. A Dissenting Shareholder shall, within 20 days after receiving notice of the adoption of the Share Sale Resolution, or if such Dissenting Shareholder does not receive such notice, within 20 days after such Dissenting Shareholder learns that the Share Sale Resolution has been adopted, send to ADB at the address set out above a written notice (the “Demand for Payment”) containing such Dissenting Shareholder’s name and address, the number of ADB Common Shares in respect of which such Dissenting Shareholder dissents and a demand for payment of the fair value of the ADB Common Shares hold by such Dissenting Shareholder. Within 30 days of the sending of a Demand for Payment, the Dissenting Shareholder must send the certificates representing the ADB Common Shares in respect of which such Dissenting Shareholder dissents to ADB or Equity Transfer Services Inc., in its capacity as ADB’s transfer agent. ADB or Equity Transfer Services Inc. will endorse thereon notice that the Dissenting Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Common Shareholder other than the right to be paid the fair value of the ADB Common Shares held by such Dissenting Shareholder, except where (i) the Dissenting Shareholder withdraws its Demand for Payment before ADB makes an offer to the Dissenting Shareholder in accordance with OBCA; (ii) ADB fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Share Sale Agreement is terminated; in which case such Dissenting Shareholder’s rights as a Common Shareholder are reinstated as of the date such Dissenting Shareholder sent the Demand for Payment. Not later than seven days after the later of the Effective Date and the day ADB receives a Demand for Payment, ADB is required to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for ADB Common Shares of the Dissenting Shareholder in an amount considered by the Board of Directors to be the fair value thereof, determined as of the close of business on the day before the day on which the Share Sale Resolution was adopted, accompanied by a statement showing how the fair value was determined, or, if applicable, a notification that ADB is unable lawfully to pay Dissenting Shareholders for their ADB Common Shares.

Every offer to pay for ADB Common Shares held by Dissenting Shareholders must be on the same terms and is to be paid by ADB within 10 days of the acceptance, but an offer to pay lapses if ADB has not received an acceptance thereof within 30 days of making the offer to pay. If an offer to pay is not made by ADB or if a Dissenting Shareholder does not accept an offer to pay, ADB may within 50 days after the Effective Date, or with such further period as the Ontario Superior Court of Justice (the “Ontario Court”) may allow, apply to the Ontario Court to fix a fair value for the ADB Common Shares of any Dissenting Shareholder. At the present time, ADB does not intend to apply to the Ontario Court to fix a fair value for the ADB Common shares. If ADB fails to apply to the Court, a Dissenting Shareholder may apply to the Ontario Court for the same purpose within a further period of 20 days or within such further period as the Ontario Court may allow.

Before making an application to the Ontario Court, or not later than seven days after receiving notice of an application to the Ontario Court by a Dissenting Shareholder, as the case may be, ADB shall give to each Dissenting Shareholder who, at the date upon which the notice is given (a) has sent to ADB a Demand for Payment and (b) has not accepted the offer to pay made by ADB notice of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. A similar notice shall be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Dissenting Shareholder satisfies such conditions. All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Dissenting Shareholders are bound by the decision rendered by the Ontario Court, the Ontario Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the Ontario Court is to fix a fair value for the ADB Common shares of all Dissenting Shareholders.

A Dissenting Shareholder who dissents but elects to receive the fair value of such Dissenting Shareholder’s ADB Common Shares and does not accept the offer to pay made by ADB, or if the offer to pay lapses and ADB has not received an acceptance thereof, will be bound to accept the amount determined by the Ontario Court to be the fair value of the ADB Common Shares even if such an amount is lower than the amount offered by ADB.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional financial information is provided in the annual financial statements for the fiscal year ended December 31, 2005, the notes appended thereto and in the Management's Discussion and Analysis for the fiscal year ended December 31, 2005 which are included in the Company’s 2005 Annual Report. Copies of the 2005 Annual Report, Annual Information Form and any documents incorporated by reference in this Management Information Circular, can be obtained upon request to the Company or by going to SEDAR at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

The Board of Directors of the Company has approved the contents of this Information Circular and the mailing of same on or about May 19, 2006 to shareholders of record on May 12, 2006, to each director of the Company and to the auditors of the Company.

DATED at Toronto, Ontario this 18th day of May, 2006.

BY ORDER OF THE BOARD
T. Christopher Bulger
Chairman of the Board of Directors

APPENDIX “I”

SPECIAL RESOLUTION
OF THE SHAREHOLDERS OF
ADB SYSTEMS INTERNATIONAL LTD.
(the “Company”)

SHARE SALE RESOLUTION

BE IT RESOLVED THAT AS A SPECIAL RESOLUTION THAT:

1.
all of the authorized common shares of ADB Systemer AS (“ADB Systemer”) , of Sola Norway, held by the Company, being 12,651,429 presently issued and outstanding common shares of ADB Systemer, be sold to ADB Holding, as, for 15,000,000 NOK (approx. CND$2.8 million) (the “Share Sale”);

2.
the directors and officers of the Company are authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, file such forms, seek such approvals, and to take such steps as may be necessary or advisable in order to carry out the intent of this resolution and the matters authorized hereby, and to give effect to the sale of shares;

3.
the directors and officers of the Company are hereby authorized to take any and all such actions as in their discretion they deem necessary or advisable to effectuate the intent of the foregoing resolutions; and

4.
notwithstanding that this resolution has been duly authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution in whole or in part at any time prior and abandon the proposed share sale, subject to the rights of third parties, without further approval of the shareholders of the Company.

APPENDIX “II”

SPECIAL RESOLUTION APPROVING NAME CHANGE

BE IT RESOLVED THAT AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Company be amended to change the name of the Company from ADB Systems International Ltd. to a name to be determined, as may be approved by the Board of Directors of the Company;

2.
the directors and officers of the Company are authorized to file such forms, seek such approvals, and take such steps as may be necessary or advisable to give effect to the name change, including the filing of the Articles of Amendment;

3.
the directors and officers of the Company are hereby authorized to take any and all such actions as in their discretion they deem necessary or advisable to effectuate the intent of the foregoing resolutions; and

4.
Notwithstanding that this resolution has been duly authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution in whole or in part at any time prior to the endorsement by the Director appointed under the Business Corporations Act (Ontario) of a certificate of amendment of articles giving effect to the foregoing amendment to the Articles of the Company, without further approval of the shareholders of the Company.

SCHEDULE “A”

Statement of Corporate Governance Practices

Canadian Securities Administrators Corporate Governance Guidelines	ADB’s Procedures
1. Board of Directors A majority of the directors of the board should be independent

1.   The Company’s board of directors (the “Board”) is composed of six directors and four out of six directors are independent directors (those independent from management or any significant controlling shareholders). The independent directors are as follows: Messrs. Chris Bulger, Duncan Copeland, Darroch Robertson and David Gelineau. Jeff Lymburner, and Jim Moskos are officers of the Company, and are the related directors. The Company does not have a controlling shareholder.

2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer	2. Disclosure of directorships of other reporting issuers currently held by the Company’s directors is set out in the director biographic summaries included on pages 4 and 5 of this Circular
3. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.
3.   The independent directors meet without the non-independent directors and members of management on an as required basis. Meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the issuer’s most recently completed financial year the independent directors have met 4 times.

4. The chair of the board should be an independent director.	4. In keeping with best corporate governance practices the directors have appointed an independent director, Chris Bulger to serve as Chair of the Company.
5. Board Mandate The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.
5.   The Board’s written mandate is contained in the Companys Statement of Corporate Governance Practices that is attached as schedule “B”. These Terms of Reference specifically acknowledge the stewardship responsibility of the Board. The primary responsibilities of the Board are:
• Strategic Planning and Managing Risk
• Succession Planning and appointment of Senior Management
• Effective communication to stakeholders and the public
• Integrity and Internal Controls

6. Position Descriptions
The board should develop clear position descriptions for the chair of the board and the chair of each board committee. In addition, the board should develop a clear position description for the CEO. The board should also develop or approve the goals and objectives that the CEO must meet.

6.   The Corporate Governance Committee is responsible for working with management of the company to develop position descriptions for both the CEO and Chair of the Board. To delineate the role and responsibilities of each of the CEO, the Chair of the Board, and chairs of each of the committees, the Board has adopted the following written position descriptions which are set out in the Terms of Reference of the Board of Directors. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The responsibility of the Chair of each of the Board Committees is to set meeting agendas, schedule committee meetings when required or appropriate and report on the activities of the committee to the Board. The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

7. Orientation and Continuing Education
The Board should ensure that all new directors receive a comprehension orientation. All new directors should understand the nature and operation of the issuer’s business.
The Board should provide continuing education opportunities for all directors.

7.   The Company’s orientation and education program for new directors is administered by the Chair of the Board and Corporate Secretary with direction from the Corporate Governance Committee. All new Board members are invited to tour the offices of the Company and meet directly with management prior to joining the Board. In addition, directors may be provided with a record of minutes from previous directors meetings, a copy of each Committee’s charter, press releases, annual reports and marketing materials.
In addition, the Board and Committees receive updates from in-house and external legal counsel, as necessary, with respect to applicable regulatory or other requirements relating to responsibilities of members of the Board or its respective committees. On an ongoing basis the Board and Committees are provided with updates from management and in-house legal counsel relating to specific aspects of the Company’s business or to learn about the latest trends in governance issues.

8. Ethical Business Conduct The Board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers and employees of the issuer.
8.   The Company has adopted a Code of Ethics which is posted on under the Company’s profile on SEDAR as www.sedar.com. Procedures are in place to ensure compliance with the code at all levels of the Company, including the employees, officers and directors.

The Board should be responsible for monitoring compliance with the code.
The Board is responsible for monitoring compliance with the Code of Ethics. Each year the Corporate Governance Committee is mandated to approve the processes for administering the Code and to review with management the results of their assessment of the Company’s compliance with the Code.

The Board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.	The Code of Conduct outlines the expectations of directors when considering transactions and agreements in which they have a material interest.
The Board should take steps to encourage and promote a culture of ethical business conduct.
ADB is committed to the highest standards of ethical and professional business conduct. The Board and management have worked together to establish the following additional policies and procedures to ensure that the Company’s business is conducted in accordance with proper ethical standards and in compliance with all relevant laws and regulations:
• Code of Conduct
• Disclosure Policy
• Whistleblower Policy
The Board believes it has taken the necessary steps to promote a culture of ethical business conduct.

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9. Nomination of Directors
9.   The Company does not have a separate nominating committee, but the Corporate Governance Committee is responsible for proposing and reviewing Board nominations. The Corporate Governance Committee is comprised entirely of unrelated directors.
The Corporate Governance Committee is mandated to review annually the competencies, skills and personal qualities of candidates to be considered for nomination to the Board. In selecting nominees as new directors, the Corporate Governance Committee will assess the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company. In addition, the Corporate Governance Committee will ensure that the comply of the Board will comply with any applicable requirements of the Business Company’s Act (Ontario), the Toronto Stock Exchange and the Over-the-counter Bulletin Board on which ADB’s shares are traded and any applicable regulatory authorities. The Committee will also consider the application of any applicable stock exchange guidelines or recommendations regarding the composition of the Board.

10. Compensation
10.  The Company’s Management Resources and Compensation Committee is composed entirely of independent directors and is responsible for reviewing the compensation of the Company’s directors and officers.

The Management Resources and Compensation Committee Charter includes responsibility to establish performance objectives for the CEO and Chair and to make recommendations to the board with respect the appropriate compensation level based on their evaluation of their performance in light of those goals. The Committee is also responsible for the appointment and compensation of other senior management and incentive and equity based plans for all employees.

The directors received no fees for the 2004 and 2005 financial years other than for reasonable out of pocket travel and other expenses incurred by members for attending Board or Committee meetings. The Company grants directors incentive stock options to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

11. Operations of the Board of Directors Identify the standing committees of the board other than the audit, compensation and nominating committees, and describe their function.
11.   The Board has appointed three committees:
• The Audit Committee
• The Management Resources and Compensation Committee
• The Corporate Governance Committee

The Audit Committee, all of whose members are unrelated, meets with Management and the Company's auditors on a periodic basis, before the release of quarterly results and before submission of the Company's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Company, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Company's annual financial statements for submission to the Board and to the shareholders.

The Management Resources and Compensation Committee, all of whose members are unrelated, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Company and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.

The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

The board, its committees and each individual should be regularly assessed with respect to their effectiveness and contribution.
Each committee is mandated to evaluate the effectiveness of its performance, each of its members and the adequacy of its respective committee charter.
The Corporate Governance Committee is mandated to assess the performance of the Board and is currently in the process of establishing an annual Director peer evaluation survey to satisfy itself that the board is performing effectively.

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SCHEDULE “B”
TERMS OF REFERENCE OF THE BOARD OF DIRECTORS

I. STEWARDSHIP OF THE COMPANY AND BOARD RESPONSIBILITIES

•
The Board of Directors (the “Board”) is responsible for overseeing and directing the affairs of ADB Systems International Ltd. (the “Company”) in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements. To discharge this responsibility, the Board is obligated by the Business Corporations Act (Ontario), to supervise the management of the business and affairs of the Corporation.

•	Directors have a duty under corporate law to exercise independent judgement and to always make decisions with the best interests of the Company in mind.

The following are the primary and specific responsibilities and duties of the Board of Directors:

1.    Strategic Planning

 The Board is responsible for approving the long-term goals of the Company and for ensuring that a strategic planning process is adopted to achieve these goals. The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans. These plans should result in the Company achieving its long-term goals and should strike an appropriate balance between shore and long-term considerations. The Board is charged with monitoring and evaluating management’s successes in implementing these plans.

2.    Risk Management

      The Board is responsible for ensuring that the risks which impact the Company’s business are regularly identified and understood. The Board must ensure that the appropriate systems are implemented to monitor and manage these risks for the benefit of long-term viability of the Company.

The Audit Committee of the Board of Directors shall meet regularly to monitor and review financial risks and to assess the practices and policies of internal and external auditors.

3.     Succession Planning and Senior Management

       The Board takes responsibility for appointing those members of senior management who become officers of the Company. Management of the Company makes recommendations to the Board as to various senior management positions for their consideration and appointment.
The Board approves the CEO’s strategic plan and regularly monitors the performance of senior management against the plan.

4.     Communications Policy

       The Board is responsible for overseeing the establishment of policies and procedures to ensure effective corporate communications between the Company, its shareholders, other stakeholders and the public. These practices include establishing controls over the dissemination of confidential information and ensuring that material information is disclosed to shareholders on a regular and timely basis. On March 22, 2005 the Board adopted a Disclosure policy which sets out the Company’s disclosure policies, procedures and controls. The Board is also responsible for regularly reviewing the assessing the effectiveness of these policies and procedures.

5.     Integrity and Internal Controls

         The Board, through the Audit Committee, reviews and approves methods of controlling corporate assets, information systems and the financial reporting processes in accordance with generally accepted accounting principals. The Chief Financial Officer meets regularly with the Audit Committee and apprises the Committee of the status and results of internal and external audits.

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6.     Code of Conduct

       The Board is responsible for establishing corporate policies and procedures to encourage and promote a culture of ethical business conduct and to ensure that the Company’s business is conducted in compliance with all relevant laws and regulations.

7.     Specific Responsibilities

•	Review and approve corporate objectives, strategies, annual operating plans and budgets.
•	Review business and financial performance and deviations from operating plans and approving corrective actions.
•	Review and approve business acquisitions, divestiture and strategic alliances.
•	Review and approve all expenditures authorizations, which material exceed individual or aggregate expenditure levels established in previously approved annual operating budgets.
•	Review and approve all banking resolutions.
•	Review and approve all share capital transactions.
•	Review on a regular basis the policies and procedures established by management for ensuring compliance with applicable laws and regulations.
•	Establish appropriate committees of the Board and their terms of reference and review and approve reports or recommendations of the Board’s committees.
•	Review and approve the Annual Report, Annual Report in Form 20-F, Annual Information Form,
•	Management Information Circular, quarterly financial statements, Management Discussion and Analysis, and annual financial statements.
•	Provide advice to management as appropriate and take a critical role in assessing and challenging, where appropriate, recommendations and proposals from management.
•	Evaluate exposure to Corporate, Director and Officer liability issues and consider steps to manage and minimize exposure to such risks.

II. CONSTITUTION OF THE BOARD AND BOARD APPOINTMENTS

•
The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than 3 and not more than 15 directors, to be elected annually. Pursuant to the Company’s by-laws the Board has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is six (6) directors.

•	The Corporate Governance Committee should regularly assess the most appropriate size for the Board taking into account independence and shareholder relationships.
•	The Board should have a majority of independent directors.
•	The Board shall appoint all corporate officers including the Chair and CEO.
•	The Board shall develop clear position descriptions for the Chair, CEO and each of the Chairs of the committees of the Board to delineate the responsibilities of the of these positions.
•	The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

Positions Descriptions:
Chair of the Board
The Chairman of the Board is responsible for presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out.

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Chief Executive Officer
The Chief Executive Officer is responsible for overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

Committee Chairs
The Chair of each of the Board Committees is responsible for setting meeting agendas, scheduling committee meetings when required or appropriate and reporting on the activities of the committee to the Board.

III. Board Meetings and Procedures

•
The Board will hold a minimum of five meetings a year, one after each quarter end and one to consider the Annual Business Plan and Budget. Additional meetings may be held from time to time as necessary or appropriate.

•	Members of management will be invited to participate in Board meetings at the pleasure of the Board.
•	Meetings will provide for and allow for independent discussion and input from all Board members and discussion among unrelated directors, when appropriate.
•	The Board my delegate specific tasks, assignments or authority to individuals, or committees.
•
To assist the Board with responsibilities for corporate governance, organization, succession planning, officer appointment, selection of nominees for director and compensation, the following committees have been established: Corporate Governance Committee and Management Resources and Compensation Committee;

•
Board meeting minutes, and also committee meeting minutes will be duly recorded in minute format by such person as may be designated from time to time. Minutes of meetings of Board committees will be provided to directors prior to the next Board meeting.

•	Board meeting agendas will be prepared by the Chair and CEO.

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SCHEDULE “C”
Section 185 of the OBCA
Rights of dissenting shareholders

 185.  (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

         (a)    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

         (b)    amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

         (c)    amalgamate with another corporation under sections 175 and 176;

         (d)    be continued under the laws of another jurisdiction under section 181; or

         (e)    sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1).

Idem
(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

         (a)    clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

         (b)    subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

Exception
 (3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

         (a)    amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

         (b)    deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value
(4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent
 (5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection
(6)  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem
(7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution
(8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem
(9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value
(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

         (a)    the shareholder’s name and address;

         (b)    the number and class of shares in respect of which the shareholder dissents; and

         (c)    a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in
(11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11).

Idem
(12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
(13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
(14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

         (a)    the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

         (b)    the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

         (c)    the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.  R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay
(15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

         (a)    a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

         (b)    if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem
(16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem
(17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value
(18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem
(19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem
(20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs
(21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders
(22)  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

         (a)    has sent to the corporation the notice referred to in subsection (10); and

         (b)    has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

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of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined
(23)  All dissenting shareholders who satisfy the conditions (a) and (b) shall be deemed to be joined as parties to set out in clauses (22) an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem
(24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers
(25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order
(26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest
(27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay
(28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem
(29)  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

         (a)    withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

         (b)    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem
(30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

         (a)    the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

         (b)    the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order
(31)  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear
(32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

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